UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A.B. de C.V..

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle (646) 452-2336 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

June 2006 down 5.2% Year over Year

Mexico City, July 6, 2006, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of June 2006 decreased by 5.2% when compared to June 2005.

All figures in this announcement reflect comparisons between the 30-day period June 1 through June 30 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2005	June 2006	% Change
Cancún	192,907	208,098	7.9
Cozumel	5,879	5,878	(0.0)
Huatulco	21,221	25,100	18.3
Merida	68,249	61,995	(9.2)
Minatitlán	12,345	14,661	18.8
Oaxaca	35,266	31,717	(10.1)
Tapachula	14,457	14,131	(2.3)
Veracruz	43,668	53,388	22.3
Villahermosa	53,491	53,505	0.0
Total Domestic	447,483	468,473	4.7

International
Airport	June 2005	June 2006	% Change
Cancún	761,614	683,388	(10.3)
Cozumel	55,706	40,653	(27.0)
Huatulco	1,232	3,160	156.5
Merida	9,271	11,716	26.4
Minatitlan	240	333	38.8
Oaxaca	5,235	5,425	3.6
Tapachula	505	321	(36.4)
Veracruz	5,300	5,429	2.4
Villahermosa	3,588	3,691	2.9
Total International	842,691	754,116	(10.5)

Total
Airport	June 2005	June 2006	% Change
Cancún	954,521	891,486	(6.6)
Cozumel	61,585	46,531	(24.4)
Huatulco	22,453	28,260	25.9
Merida	77,520	73,711	(4.9)
Minatitlan	12,585	14,994	19.1
Oaxaca	40,501	37,142	(8.3)
Tapachula	14,962	14,452	(3.4)
Veracruz	48,968	58,817	20.1
Villahermosa	57,079	57,196	0.2
ASUR Total	1,290,174	1,222,589	(5.2)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 22,128 or 80.5% were in operation as of June 30, 2006.

Quintana Roo’s Tourism authorities estimate that there were 3,502 hotel rooms in operation in Cozumel as June 30, 2006, representing 93.9% of the approximately 3,730 hotel rooms available before the hurricanes.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 6, 2006